March 22, 2019

Ryan Smith
Chief Executive Officer
Investview, Inc.
12 South 400 West
Salt Lake City, UT 84101

       Re: Investview, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed March 11, 2019
           File No. 333-229341

Dear Mr. Smith:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 15, 2019 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed March 11, 2019

Prospectus Summary
The Offering, page 3

1. We note your response to comment 1, and your amended disclosure that the investor is obligated to purchase $1.0 million of your common stock in the 60 days following effectiveness of the registration statement; however, you continue to refer to the
       "Investor's delivery of a purchase notice" under The Equity Purchase Transactions.
       Further, the terms of the Common Stock Purchase Agreement appear to contemplate that
       "Investor shall have the right, but not the obligation, to direct the Company, by delivery to the Company of a Purchase notice from time to time . . . ." Therefore, we continue to
       believe that your resale registration of shares is not appropriate at this time, as your
 Ryan Smith
Investview, Inc.
March 22, 2019
Page 2
       private placement is not complete. Please withdraw your registration statement as it relates to these shares and complete your private placement.
Business, page 22

2. We note your response to comment 6, and your amended disclosure in your notes to the condensed consolidated financial statements on page F-42 and in your Management's
       Discussion and Analysis describing the terms of the cryptocurrency mining services arrangement. However, you have removed references to this aspect of your business from your Business discussion. Please amend your disclosure in this section to describe all aspects of your business, including your crypto mining packages. As a related matter, we note your response that the agreements related to your crypto mining partnership were included as exhibits in your quarterly report on Form 10-Q/A for the quarter ended June
       30, 2018. Please file these exhibits with your registration statement, keeping in mind that you may incorporate by reference to the identified 10-Q/A.
Government Regulation, page 26

3. We note your response to comment 12, and your amended disclosure that the new activity from your subsidiary S.A.F.E management, LLC "subjects [you] to substantial state and federal regulation of [y]our activities." Please provide a brief description of these state and federal regulations in this section. See Item 101(h)(4)(viii)-(ix) of Regulation S-K.
       You may contact Robert Babula, Staff Accountant, at 202-551-3339 or Andrew Blume,
Staff Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at 202-551-
2545 or Mara Ransom, Assistant Director, at 202-551-3264 with any other questions.



                                                            Sincerely,
FirstName LastNameRyan Smith
                                                            Division of
Corporation Finance
Comapany NameInvestview, Inc.
                                                            Office of Consumer
Products
March 22, 2019 Page 2
cc:       Kevin C. Timken
FirstName LastName